Exhibit 99.1

UCI Holdings Limited

UCI Holdings Limited Announces Closing of Sale of Wells Vehicle Electronics Business

July 1, 2015 LAKE FOREST, Ill.— UCI Holdings Limited (“UCI”), the parent company of UCI International, LLC. (“UCI International”), announced the closing of the previously reported sale of its Wells vehicle electronics business to NGK Spark Plug Co, Ltd, a Japanese company. The aggregate purchase price paid at closing was approximately $251.4 million. The net cash proceeds from the sale (after transaction expenses), of approximately $241.6 million, were used to prepay term loans pursuant to the credit agreement governing our senior secured credit facilities. Subsequent to closing there may be certain adjustments to the aggregate purchase price based on closing date cash, indebtedness and working capital.

About UCI International

UCI International is among North America’s largest companies servicing the vehicle replacement parts market. The company supplies a broad range of products to the automotive, trucking, marine, mining, construction, agricultural and industrial vehicle markets. The company’s customer base includes leading aftermarket companies as well as a diverse group of original equipment manufacturers.

Forward Looking Statements

This press release may contain “forward-looking statements.” Forward-looking statements include statements regarding the goals, beliefs, plans or current expectations of UCI, taking into account the information currently available to our management. Forward-looking statements are not statements of historical fact. For example, when we use words such as “believe,” “anticipate,” “expect,” “estimate,” “plan,” “intend,” “should,” “would,” “could,” “may,” “might,” “will” or other words that convey uncertainty of future events or outcomes, we are making forward-looking statements. While management has based any forward-looking statements contained herein on its current expectations, the information on which such expectations were based may change. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of risks, uncertainties, and other factors, many of which are outside of our control that could cause actual results to materially differ from such statements.

Contacts

UCI International

Ricardo Alvergue, Chief Financial Officer, 847-482-4165